UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                  A.S.V., INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                    001963107

                                 (CUSIP Number)

                                CATERPILLAR INC.

                       (Name of Persons Filing Statement)

                               R. RENNIE ATTERBURY III
                  Vice President, Secretary and General Counsel
                                Caterpillar Inc.
                               100 NE Adams Street
                             Peoria, IL  61629-7310
                    Tel. No.:  (309) 675-1000

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                October 14, 1998

             (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   001963107                                      Page  2  of  6  Pages

(1)  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS
     Caterpillar Inc.
     FEIN: 37-0602744

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]   (b) [  ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*    WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    [  ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                          (7)    SOLE VOTING POWER
                                 1,579,000


       NUMBER OF SHARES
      BENEFICIALLY OWNED
      BY EACH REPORTING
         PERSON WITH
                          (8)    SHARED VOTING POWER
                                 None

                          (9)    SOLE DISPOSITIVE POWER
                                 1,579,000

                          (10)   SHARED DISPOSITIVE POWER
                                 None


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,579,000

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                               [  ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.7%

(14) TYPE OF REPORTING PERSON*
     CO


PRELIMINARY NOTE

     The Reporting Person (as defined below) listed on the cover page to this
Schedule 13D hereby makes the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

     The shares of common stock, par value $0.01 per share (the "Common Stock"), of A.S.V., Inc. (the "Issuer") covered by this report are purchasable by Caterpillar Inc. ("Caterpillar") subject to the terms and conditions of and upon the exercise of the Option Certificate, which is attached hereto as Exhibit 2, (the "Option Certificate") granting an option to Caterpillar (the "Option") pursuant to the Securities Purchase Agreement dated October 14, 1998 by and between Caterpillar and the Issuer, and described in Item 4 of this Report (the "Securities Purchase Agreement"), which is attached hereto as Exhibit 1.

     With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this Statement, reference is made to the exhibit for a more complete description of the matter involved, and this Statement shall be deemed qualified in its entirety by such reference.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock" or the "Shares," an individual share of which is a "Share"), of A.S.V., Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 840 Lily Lane, Grand Rapids, Minnesota 55744.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is filed by Caterpillar, Inc. ("Caterpillar" or the "Reporting Person"), a Delaware corporation, which is a leading manufacturer of earthmoving and construction equipment. Caterpillar distributes its products through its worldwide network of independent dealers. Caterpillar's principal offices are located at 100 NE Adams Street, Peoria, Illinois 61629.

     During the last five years, to the best of Caterpillar's knowledge, neither Caterpillar nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Option Granted to Caterpillar

     This Schedule 13D primarily relates to the Option granted to Caterpillar by the Issuer to purchase shares of Common Stock from the Issuer pursuant to the terms of the Option Certificate, which is included as Exhibit 2 hereto. The Option entitles Caterpillar to purchase up to 1,579,000 Shares (the "Option Shares") under the circumstances specified in the Option Certificate and as described in Item 4 below, for a purchase price of $18.00 per Share (the "Purchase Price"). The number of Option Shares will be adjusted in certain circumstances as set forth in the Option Certificate, including (i) stock splits and combinations, (ii) dividends and distributions, (iii) reclassification, exchange, and substitution, (iv) reorganizations, mergers, consolidations or sales of assets, and (v) sales below the Option exercise price.

     The Option was granted by the Issuer to Caterpillar as consideration for Caterpillar to enter into the Securities Purchase Agreement and the related Commercial Alliance Agreement. If the transactions contemplated by the Securities Purchase Agreement are consummated, the Option will automatically terminate. No additional consideration was paid by Caterpillar to the Issuer for the Option. If Caterpillar elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by available working capital.

     Reference is hereby made to the Option Certificate, which is included as
Exhibit 2 hereto for the full text of its terms, including the conditions upon which it may be exercised.

Shares and Warrant to be Issued to Caterpillar

     Pursuant to the Securities Purchase Agreement and subject to the terms and conditions therein (including approval by the Issuer's stockholders and various regulatory agencies), Issuer will issue and sell to Caterpillar and Caterpillar will purchase from Issuer for an aggregate purchase price of $18,000,000 (i) 1,000,000 shares of Common Stock and (ii) a warrant (the "Warrant") to purchase an additional 10,267,127 shares of Common Stock at an exercise price of $21.00 per share, exercisable in whole or in part at any time and from time to time from the date of closing of the Securities Purchase Agreement (the "Closing Date") until the tenth anniversary of the Closing Date (subject to certain rights of the Issuer to accelerate such date), pursuant to the terms of the Warrant Certificate, which is attached hereto as Exhibit 3, (the "Warrant Certificate"). The source of the $18,000,000 used by Caterpillar for its purchase of 1,000,000 shares of Common Stock and the Warrant to purchase an additional 10,267,127 shares of Common Stock from the Issuer will be from available working capital. If and when Caterpillar elects to exercise the Warrant held by it, Caterpillar presently anticipates that the up to $215,609,667 that would be required to be paid by Caterpillar for the shares of Common Stock issuable upon the exercise of the Warrant will be from available working capital and funds borrowed by Caterpillar in the ordinary course of business. Reference is hereby made to the Securities Purchase
Agreement, which is included as Exhibit 1 hereto, and the Warrant Certificate, which is included as Exhibit 3 hereto, for the full text of their terms, including the conditions upon which they may be exercised or terminated as applicable.

ITEM 4.  PURPOSE OF TRANSACTION

     On October 13, 1998, James H. Dahl, Gary D. Lemke, JoAnn Lemke, Philip C. Smaby, Jerome T. Minor, Edgar E. Hetteen, Hannah Hetteen, Leland T. Lynch, Karlin S. Symons, R.E. "Teddy" Turner, IV, and Thomas R. Karges (individually, a "Shareholder", and collectively, the "Shareholders") and Caterpillar entered into the Voting Agreement, which is attached hereto as Exhibit 4, (the "Voting Agreement") pursuant to which the Shareholders accepted certain restrictions on the transfers of their Shares and agreed to vote the shares of Common Stock beneficially owned by them, which aggregate 2,061,352 Shares, in favor of approving the contemplated Securities Purchase Agreement and the consummation of the transactions contemplated thereunder.

     On October 14, 1998, the Issuer and Caterpillar entered into the Securities Purchase Agreement, pursuant to which the Issuer agreed to issue and sell to Caterpillar and Caterpillar agreed to purchase from Issuer for an aggregate purchase price of $18,000,000 (i) 1,000,000 shares of Common Stock and (ii) the Warrant to purchase an additional 10,267,127 shares of Common Stock at an exercise price of $21.00 per share, exercisable in whole or in part at any time and from time to time from the Closing Date until the tenth anniversary of the Closing Date (subject to certain rights of the Issuer to accelerate such date), pursuant to the terms of the Warrant Certificate.

     In accordance with the Securities Purchase Agreement, concurrently with the closing of the transactions contemplated thereunder, the number of directors constituting the Board of Directors of the Issuer shall be increased to ten (10) and two persons designated by Caterpillar shall be added to such Board. The Issuer and Caterpillar further agreed in the Securities Purchase Agreement that at any time Caterpillar's percentage interest in the outstanding Common Stock increases (whether by exercise of all or a portion of the Option or the Warrant or other purchase of Common Stock or by reduction in the number of outstanding shares of Common Stock), at the next meeting of the Board of Directors, (i) one or more existing Directors (other than the Directors designated by Caterpillar), as selected by a plurality of the Directors of the Issuer, or if no such plurality exists, then as selected by the Directors of the Issuer designated by Caterpillar, shall resign as a Director of the Issuer effective at such time, and (ii) one or more persons designated by Caterpillar shall replace such resigning Director or Directors on such Board, so that the ratio of Directors designated by Caterpillar to the total number of Directors on the Board shall be substantially equal to the ratio of the number of shares of Common Stock owned by Caterpillar to the total number of issued and outstanding shares of Common Stock, provided that until Caterpillar owns a majority of the outstanding Common Stock, at no time shall Caterpillar have the right to increase the number of Directors designated by Caterpillar to a number such that the ratio of that number to the total number of Directors is greater than Caterpillar's percentage ownership of the outstanding Common Stock of the Issuer and provided further that the Directors designated by Caterpillar shall constitute a majority of the Board at such time as Caterpillar owns a majority of the outstanding shares of Common Stock.

     As stated above, the Option was granted on October 14, 1998 to Caterpillar as consideration to Caterpillar to enter into the Securities Purchase Agreement and the related Commercial Alliance Agreement. The Option is exercisable in whole or in part at any time and from time to time from October 14, 1998 until the Closing Date, pursuant to the terms of the Option Certificate. The Option will automatically terminate if and when the transactions contemplated by the Securities Purchase Agreement are consummated.

     The descriptions herein of the Securities Purchase Agreement, the Warrant Certificate, the Option Certificate, and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as exhibits hereto and which are incorporated herein by reference in their entirety.

     Other than as described above, Caterpillar has no plans or proposals which
relate to, or may result in, any of the matters listed in Items 4(a)   (j) of
Schedule 13D (although Caterpillar reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As of result of the issuance of the Option, Caterpillar may be deemed to be the beneficial owner of 1,579,000 Shares, which would represent approximately 16.7% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding as of October 14, 1998). If Caterpillar exercises the Option and acquires the Option Shares, Caterpillar will have sole voting and dispositive power with respect to such Shares. The Option Shares described herein are subject to the Option, which is exercisable in whole or in part at any time and from time to time from October 14, 1998 until the Closing Date.

     Upon consummation of the transactions contemplated by the Securities Purchase Agreement, Caterpillar will own 1,000,000 shares of Common Stock and will have the right to acquire an additional 10,267,127 shares of Common Stock (the "Warrant Shares") through the exercise of the Warrant more fully described in Item 4 and attached as Exhibit 3. As a result, Caterpillar will have, if the Warrant is exercised in full, the sole power to vote or direct the voting of, and to dispose or to direct the disposition of, 11,267,127 shares of Common Stock. As stated above, if the transactions contemplated by the Securities Purchase Agreement are consummated, the Option will automatically terminate.

     Except as described herein, neither Caterpillar nor, to the best of Caterpillar's knowledge, any director or executive officer of Caterpillar, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the Securities Purchase Agreement, the Option Certificate, the Warrant Certificate, and the Voting Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

       Exhibit    Description

          1 Securities Purchase Agreement dated as of October 14, 1998 between Caterpillar Inc., as Investor, and A.S.V., Inc., as Issuer.

          2 Option Certificate dated as of October 14, 1998 between Caterpillar Inc., as Holder, and A.S.V., Inc.

          3 Warrant Certificate dated October 14, 1998 between Caterpillar Inc., as Holder, and A.S.V., Inc.

          4       Voting Agreement dated as of October 13, 1998 between James
                  H. Dahl, Gary D. Lemke, JoAnn Lemke, Philip C. Smaby, Jerome
                  T. Minor, Edgar E. Hetteen, Hannah Hetteen, Leland T. Lynch, Karlin S. Symons, R.E. "Teddy" Turner, IV, and Thomas R. Karges (individually, a "Shareholder", and collectively, the "Shareholders"), and Caterpillar.


                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 1998
                                   CATERPILLAR INC.

                                   By:   /s/  R.Rennie Atterbury III
                                   Name:     R. Rennie Atterbury III
                                   Title:    Vice President and Secretary